UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5) *

Eurasia Energy Limited

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

G31413 100

(CUSIP Number)

Nicholas W. Baxter

Downiehills, Blackhills, Peterhead

Aberdeenshire  AB42 3LB  U.K.

Telephone:  011-44-7881-81-44-31

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ❒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Nicholas W. Baxter

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

Not Applicable

(b)

Not Applicable

3.

SEC Use Only:

4.

Source of Funds (See Instructions):

PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

❒

6.

Citizenship or Place of Organization:

British

Number of

7.

Sole Voting Power:

3,573,364

Shares-

Beneficially

8.

Share Voting Power:

3,573,364

Owned by Each

Reporting

9.

Sole Dispositive Power:

3,573,364

Person With

10.

Shared Dispositive Power:

3,573,364

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

3,573,364

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

❒

13.

Percent of Class Represented by Amount in Row (11):

14.69%

14.

Type of Reporting Person (See Instructions):

IN

Item 1.  Security and Issuer

This statement relates to the common stock, $0.001 par value (“Common Stock”) of Eurasia Energy Limited, an Anguilla, British West Indies corporation (the “Company”).  The principal executive office of the Company is located at 294 Heywood House, Anguilla, British West Indies.

Item 2.  Identity and Background

(a)

This statement is being filed by Nicholas W. Baxter (“Baxter”).

(b)

Mr. Baxter’s business address is Downiehills Farm, Blackhills, Peterhead, Aberdeenshire AB42 3LB U.K.

(c)

Mr. Baxter is a self employed oil and gas industry consultant and geophysicist.

(d)-(e)

During the last five years, Mr. Baxter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mr. Baxter been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Baxter being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Baxter is a British citizen.

Item 3.  Source and Amount of Funds or Other Consideration

On November 19, 2009, Mr. Baxter acquired 2,500,000 common shares of the Company at $0.05 per share in a private purchase.

Item 4.  Purpose of Transaction

Mr. Baxter acquired the securities for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

The following information is based upon a total of 24,315,035 shares of Company common stock which is outstanding as of November 19, 2009.

Mr. Baxter beneficially owns 3,573,364 common shares of Company common stock, representing 14.69% of the outstanding common stock.  Mr. Baxter has the sole voting and dispositive power on his 3,573,364 common shares of the Company.  Mr. Baxter has the option to acquire an additional 500,000 common shares at $0.10 per share until April 14, 2011 and 500,000 common shares at $0.10 per share until April 4, 2012.

(c)

Except as described herein, Mr. Baxter has not acquired or disposed of, any shares of the Company’s common stock during the past 60 days.

(d)-(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Baxter has entered into incentive stock option agreements with the Company dated April 14, 2006 and April 4, 2007 which grant Mr. Baxter an option to acquire 500,000 common shares at $0.10 per share exercisable until April 14, 2011 and 500,000 common shares at $0.10 per share exercisable until April 4, 2012.

Item 7.  Material to Be Filed as Exhibits

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2009

Date

/s/Nicholas W. Baxter

Signature

Nicholas W. Baxter

Name/Title